BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 358, as of January 3, 2002, announces to its shareholders and the market in general that it received, on June 2, 2021, after the market closed, a notice from Marfrig Global Foods S.A (“Marfrig”), informing that it has acquired common shares of the Company, by means of options and shares’ auction held on the stock exchange, that may lead to an interest of up to 257,267,671 (two hundred fifty-seven million, two hundred and sixty-seven thousand, six hundred and seventy-one) shares, corresponding to, approximately 31.66% of the Company’s capital stock.

Marfrig further declared that:

(i)	The acquisition referred above aims to diversify Marfrig’s investment in a segment that is complementary to the sector it operates;
(ii)	The interest referred above reflects the interest aimed by Marfrig at the present moment and Marfrig clarifies that it does not intend to: (a) appoint members to the Company’s Management; (b) exercise any influence on the Company’s activities; ou (c) promote changes in the control or in the administrative structure of the Company;
(iii)	Except for the interest referred above, on the date hereof, Marfrig does not hold any other securities or financial derivate instruments referred in the Company’s shares, either subjet to phisical or financial settlement; and
(iv)	No contracts or agreements were executed by Marfrig regulating the exercise of voting right or the purchase and sale of the Company’s securities.

The Company stresses that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original version of the correspondence received from Marfrig is filed at the Company’s headquarter.

São Paulo, June 3, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.